

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Silviu Itescu
Chief Executive Officer and Managing Director
Mesoblast Limited
Level 38, 55 Collins Street
Melbourne, VIC 3000, Australia

      Re: Mesoblast Limited
          Registration Statement on Form F-3
          Filed May 18, 2023
          File No. 333-272029

Dear Silviu Itescu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Andrew Reilly, Esq.